SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A*
                                 (Rule 13d-102)

                           DIGITAL VIDEO SYSTEMS, INC
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)

                           DIGITAL VIDEO SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    25387R407
                                 (CUSIP Number)

                                December 31, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                               Page 1 of 11 Pages
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25387R407                 13G                      Page 2 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire Capital Partners, L.P.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              1,760,835
OWNED BY       -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              1,760,835
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,760,835
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              15.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                 13G                      Page 3 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire GP, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                             1,760,835
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              1,760,835
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,760,835
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              15.6%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               OO
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                 13G                      Page 4 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Empire Capital Management, L.L.C.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              2,148,442
OWNED BY       -----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              2,148,442
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              2,148,442
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              19.0%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               OO
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                 13G                      Page 5 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Scott A. Fine
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              3,909,277
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              3,909,277
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              3,909,277
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              34.6%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                 13G                      Page 6 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Peter J. Richards
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              3,909,277
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              3,909,277
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              3,909,277
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                              34.6%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                 13G                      Page 7 of 11 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is DIGITAL VIDEO SYSTEMS, INC. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 430 Cambridge Avenue, Suite 110, Palo Alto, CA 94306.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
            (i) Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock (as defined below) directly owned by it;

            (ii) Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital;

            (iii) Empire Capital Management, L.L.C., a Delaware limited liability company with respect to the shares of Common Stock directly owned by Empire Capital Partners, Ltd., Empire Capital Partners II, Ltd. (the "Empire Overseas Funds"), Charter Oak Partners, L.P. and Charter Oak Partners II, L.P. (the "Charter Oak Funds")

            (iv) Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Funds and the Charter Oak Funds; and

            (v) Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital, The Empire Overseas Funds and the Charter Oak Funds.

                   The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 25387R407                 13G                      Page 8 of 11 Pages


Item 2(c).     Citizenship:

         Empire Capital is a limited partnership organized under the laws of the State of Delaware. Empire GP is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock (the "Common Stock")

Item 2(e).  CUSIP Number:   25387R407



Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 25387R407                 13G                      Page 9 of 11 Pages


     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

         A.   Empire Capital Partners, L.P. and Empire GP, L.L.C.
                   (a)  Amount beneficially owned: 1,760,835
                   (b) Percent of class: 15.6% The percentages used herein and in the rest of Item 4 are calculated based upon the 11,297,622 s99hares of Common Stock issued and outstanding as of September 30, 2004 as reflected in the Company's Form 10-Q filed on November 19, 2004.
                   (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote: 1,760,835
                    (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct the
                          disposition: 1,760,835


Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP. Empire GP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

         B. Empire Management
                   (a) Amount beneficially owned: 2,148,442
                   (b) Percent of class: [0.8%]
                   (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote: 2,148,442
                    (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct
                          the disposition: 2,148,442

The Empire Overseas Funds have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management. Empire Management does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire Management may be deemed to own beneficially the shares owned by Empire Capital Offshore.

         C.   Scott A. Fine and Peter J. Richards
                   (a) Amount beneficially owned: 3,909,277
                   (b) Percent of class: [11.9%]
                   (c) (i) Sole power to vote or direct the vote: -0-
                      (ii) Shared power to vote or direct the vote: 3,909,277
                     (iii) Sole power to dispose or direct the disposition: -0-
                      (iv) Shared power to dispose or direct
                           the disposition: 3,909,277

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Funds and the Charter Oak Funds.

CUSIP No. 25387R407                 13G                     Page 10 of 11 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, the investment manager of The Empire Overseas Funds has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, pursuant to investment management agreements with Charter Oak and Charter Oak II, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets of the Charter Oak Funds under its discretion. Messrs. Fine and Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25387R407                 13G                     Page 11 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2005

                                      By: /S/ SCOTT A. FINE
                                      ---------------------
                                      Scott A. Fine, individually, and as
                                      member of Empire GP, L.L.C. and Empire
                                      Capital Management, L.L.C.



                                      By: /S/ PETER J. RICHARDS
                                      -------------------------
                                      Peter J. Richards, individually, and as
                                      member of Empire GP, L.L.C. and Empire
                                      Capital Management, L.L.C.